Exhibit 99.1

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the three and nine months ended September 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
YOUNG-DAVIDSON	6
EL CHANATE	8
EXPLORATION REVIEW	10
SUMMARIZED FINANCIAL AND OPERATING RESULTS	10
CONSOLIDATED EXPENSES	13
CONSOLIDATED INCOME TAX EXPENSE	14
FINANCIAL CONDITION	14
LIQUIDITY AND CAPITAL RESOURCES	15
CONTRACTUAL OBLIGATIONS	16
OUTSTANDING SHARE DATA	17
OFF-BALANCE SHEET ARRANGEMENTS	17
FINANCIAL INSTRUMENTS	17
TRANSACTIONS WITH RELATED PARTIES	17
EVENTS AFTER THE REPORTING PERIOD	18
NON-GAAP MEASURES	18
RISKS AND UNCERTAINTIES	21
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	22
CONTROLS AND PROCEDURES	24
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	25
CAUTIONARY NOTE TO U.S. INVESTORS	26
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	26

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 6, 2014, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, unaudited condensed consolidated interim statements for the three and nine months ended September 30, 2014, and notes thereto.The consolidated financial statements for the years ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 26.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q3 2014, the London PM Fix price of gold averaged $1,282 per ounce, a 3% decrease from the London PM Fix average of $1,326 during Q3 2013. During Q3 2014, daily London PM Fix prices ranged between $1,214 and $1,340 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 13.1 to 1.0 US dollar and 1.09 to 1.0 US dollar, respectively, in Q3 2014, compared to average rates of 12.9 to 1.0 US dollar and 1.04 to 1.0 US dollar, respectively, in Q3 2013.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 21.

3

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, all-in sustaining costs and total cash costs)

	Quarter Ended	Quarter Ended
	September 30	September 30	Change	Change
	2014	2013
Gold ounces produced(1)	57,037	38,456	18,581	48%
Pre-production gold ounces produced(1)	-	10,447	(10,447)	-100%
Total gold ounces produced	57,037	48,903	8,134	17%
Revenue from mining operations	$73,505	$54,304	$19,201	35%
(Loss) / earnings from operations	$(7,337)	$12,230	$(19,567)	-160%
Operating cash flow	$2,788	$24,338	$(21,550)	-89%
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$706	$628	$78	12%
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(2)(4)	$1,101	$1,210	$(109)	-9%
(1)

The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces were credited against capitalized project costs.

(2)	See the Non-GAAP Measures section on page 18.
(3)

For 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For 2013, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine.

(4)	For further discussion on the net realizable value ("NRV") adjustments recognized on ore inventories at the Young-Davidson and El Chanate mines during the quarter, refer to pages 7 and 9.

RECENT DEVELOPMENTS

—	On November 6, 2014, the Company’s Board of Directors approved a dividend of $0.00225 per share, payable to shareholders of record on November 17, 2014.

—

On September 18, 2014, the Company announced the appointment of Janice Stairs, LLB, MBA, to the Board of Directors of the Company. The Company also announced that Dr. Luis Chavez resigned his position as director of the Company, but remained the Company’s Senior Vice President, Mexico.

—

On September 17, 2014, the Company completed a flow-through financing for gross proceeds of $4.6 million ($5.0 million Canadian dollars (“CAD”)). As a result, the Company issued 833,334 common shares at a price of CAD $6.00 per share. All proceeds will be used to fund exploration expenditures at the Company’s Kemess property.

—

On August 7, 2014, the Company’s Board of Directors approved a dividend of $0.00375 per share, payable to shareholders of record on August 18, 2014. On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014, and paid on June 3, 2014.

—

On April 3, 2014, the Company paid $173.0 million, including $0.03 million of accrued interest, to complete the cash tender offer initially announced on March 6, 2014 to redeem all of the outstanding convertible senior notes. The consideration offered and paid was $1,040 per $1,000 note outstanding plus accrued and unpaid interest to the payment date. The Company received tender offers for $166.4 million of the $167.0 million principal amount outstanding.

—

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes due 2020. The notes were issued with a coupon of 7.75% and sold at 96.524% of par, resulting in net proceeds to the Company of $304.1 million. The Company repaid the $75.0 million drawn against the credit facility on March 28, 2014 after the completion of the senior secured notes offering. The completion of this offering enabled the Company to extend the maturity date of outstanding debt and provides additional cash for general corporate purposes, which may include funding capital expenditures to support organic growth.

4

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

Production from the Young-Davidson mine is expected to be between 140,000 and 160,000 ounces in 2014, representing up to a 33% increase over 2013 production. In 2014, the Company has continued to advance underground development to optimize exploitation of ore reserves, which is expected to position the mine for sustainable, period-over-period, productivity increases in 2015 and beyond. The shaft hoisting system has, and will continue to, facilitate significant increases in underground activities and corresponding cost efficiencies.

Young-Davidson open pit mining operations ceased during the second quarter of 2014 as the short-life open pit was fully depleted. As of September 30, 2014, approximately 2.8 million tonnes of open pit ore, at an average grade of 0.75 grams per tonne, was stockpiled ahead of the mill facility for future processing. Going forward, mill feed from the underground mine will be supplemented by the stockpiled ore while underground mining levels ramp up to mill capacity.

Production from the El Chanate mine is expected to be between 70,000 and 80,000 ounces in 2014, consistent with production in 2013. Following a successful drilling program in the prior year, in 2014 the Company has and will continue to focus on follow-up drilling in the three key areas of mineralization that were identified outside the open pit as well as the El Chanate Deeps area located under the current open pit floor. The Company has also begun fieldwork to identify new potential targets on the Company's expanded land package located northwest and southeast of the mine site, which provides access to an additional 20 kilometres along the prospective El Chanate Trend.

During 2014, the Company expects to produce 210,000 to 240,000 ounces of gold on a consolidated basis at all-in sustaining costs of approximately $1,100 to $1,200 per gold ounce, representing up to a 25% increase over 2013 production with consistent all-in sustaining costs. Consolidated operating cash flows are expected to improve in the fourth quarter, mainly driven by forecasted margin improvements at Young-Davidson due to the ramp up of the underground mine.

During the first nine months of the year, accelerated capital investment initiatives at Young-Davidson have supported higher than expected productivity throughout the operation as follows: (1) underground development rates have exceeded plan and support productivity levels that position the mine to meet, or potentially exceed, the year-end target of 4,000 tonnes per day (“TPD”), (2) the run-rate of the mill facility has increased to the current 8,000 TPD, excluding the impact of a 4 day scheduled maintenance shut-down during Q3, through the addition of two leach tanks and a pebble recycle conveyor system, and (3) the sinking of the MCM shaft is currently ten weeks ahead of schedule. As a result of this accelerated capital investment, on August 7, 2014, the Company increased its 2014 capital expenditure forecast at Young-Davidson from approximately $110 million to approximately $135 million. Notwithstanding the increase in capital investment, the Company expects that in the current gold price environment, the mine will achieve free cash flow in the fourth quarter of 2014.

The Company expects to spend approximately $15 million on exploration during 2014. The exploration program will continue to focus on increasing mineral reserves and resources at the Company’s existing operations, as well as continuing to explore new and previously identified targets at all properties. Further details are provided on page 10.

During Q3 2014, the London PM fix was consistent with the prior quarter at an average price of $1,282 per gold ounce compared to an average price of $1,288 per gold ounce in Q2 2014. Although the Company expects 2014 capital expenditures to exceed operating cash flows at current gold prices, the Company anticipates that free cash flow will improve in the fourth quarter. The Company has the ability to fund the forecasted shortfall with cash on hand, and also has the full capacity available under its credit facility.

On February 6, 2014, the Company provided 2014 guidance for the El Chanate and Young-Davidson mines. As previously discussed, on August 7, 2014, the Company revised its capital expenditure guidance. These press releases, which set out this 2014 guidance, are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

5

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces during the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system.

In January 2014, the Young-Davidson paste backfill plant was commissioned and completed its first pour. In 2012, the mine plan was re-engineered to utilize paste backfill to allow for significantly improved mining recovery and reduced dilution.

In February 2014, the Company received the necessary permits to increase the daily processing limit of the Young-Davidson mill facility to 10,000 TPD from the previous 8,000 TPD. While the mill facility is expected to average approximately 7,500 TPD in 2014, and approximately 8,000 TPD during the second half of 2014, this future increase in throughput capacity will provide considerable flexibility as the underground mine continues ramping up to its target of 8,000 TPD at the end of 2016. This productivity upgrade provides organic growth optionality that could permit early treatment of the longer term stockpile inventory, and potentially enhance the Company’s future cash flow profile.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Underground Operations
Tonnes of ore mined	345,256	130,344	907,373	378,640
Average grade of gold(1)	3.08	2.78	3.09	2.65
Metres developed	3,269	2,620	10,586	7,006
Open Pit Operations
Total tonnes mined	-	2,798,326	3,392,509	8,972,560
Tonnes of ore mined	-	724,626	1,343,083	2,471,681
Average grade of gold(1)	-	1.25	0.99	1.20
Tonnes stockpiled ahead of the mill	2,832,371	2,406,463	2,832,371	2,406,463
Average grade of gold(1)	0.75	0.85	0.75	0.85
Mill Operations
Tonnes of ore processed	705,621	620,744	2,099,278	1,841,191
Average grade of gold(1)	1.94	1.69	1.97	1.71
Average gold recovery rate	90%	89%	88%	87%
Gold ounces produced	40,538	19,652	115,808	59,639
Pre-production gold ounces produced(2)	-	10,447	-	27,993
Total gold ounces produced	40,538	30,099	115,808	87,632
Gold ounces sold	41,072	22,127	119,448	64,047
Pre-production gold ounces sold(2)	-	10,355	-	28,423
Total gold ounces sold	41,072	32,482	119,448	92,470
(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold prior to declaration of commercial production on October 31, 2013.

The Company mined 345,256 ore tonnes, or 3,753 TPD, from the Young-Davidson underground mine during Q3 2014, at a grade of 3.08 gold grams per tonne. During the nine months ended September 30, 2014, the Company mined 907,373 ore tonnes, or 3,324 TPD, at a grade of 3.09 gold grams per tonne. Mining rates have increased significantly from the 1,417 TPD and 1,387 TPD realized during the three and nine months ended September 30, 2013 due to the commissioning of the mid-shaft crushing and hoisting system and the declaration of commercial production in the fourth quarter of 2013. Underground mine grades exceeded the reserve grade estimates due to stope sequencing in the current quarter.

The Young-Davidson open pit mine ceased operations in early June 2014 when it reached the end of its life. Prior to ceasing operations, the Company mined 1,343,083 ore tonnes in the open pit in 2014 at a grade of 0.99 gold grams per tonne. At the end of Q3 2014, the Company had 2,832,371 tonnes of low grade ore stockpiled ahead of the mill at an average grade of 0.75 gold grams per tonne.

During Q3 2014, the Company processed 705,621 tonnes, or 7,670 TPD, at the Young-Davidson mill facility, with gold grades averaging 1.94 grams per tonne. This included four days of downtime for scheduled mill reline activities, and represents a 14% increase over the 620,744 tonnes processed in Q3 2013. The increased throughput resulted from continued operating efficiencies, and was also enabled by the receipt of the 10,000 TPD permit. Mill recoveries during the third quarter increased to 90%, which is an improvement over recoveries realized in prior periods and is expected to be sustained going forward. During the nine months ended September 30, 2014, the Company processed 2,099,278 tonnes, or 7,690 TPD, at the Young-Davidson mill facility, with gold grades averaging 1.97 grams per tonne. This represents a 14% increase over the 1,841,191 tonnes processed in the same period of the prior year.

6

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Young-Davidson produced 40,538 gold ounces during Q3 2014 compared to 30,099 total ounces produced in Q3 2013. This significant increase in production was due to the higher tonnage and grade processed resulting from the greater contribution of underground ore, and improved processing recoveries. During the nine months ended September 30, 2014, Young-Davidson produced 115,808 gold ounces compared to 87,632 produced during the nine months ended September 30, 2013. Q3 2014 represents the ninth consecutive quarterly increase in production at Young-Davidson.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Revenue from mining operations	$52,804	$29,584	$153,866	$93,019
Production costs	$33,112	$11,501	$107,642	$45,677
Refining costs	$41	$38	$122	$107
Amortization and depletion	$23,171	$7,942	$77,667	$25,252
(Loss) / earnings from operations	$(3,520)	$10,103	$(31,565)	$21,983
Cash flow from operations	$15,178	$14,793	$31,024	$46,379
Capital expenditures	$(37,416)	$(63,741)	$(114,261)	$(146,496)
Net free cash flow(1)	$(22,238)	$(48,948)	$(83,237)	$(100,117)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)	$723	$666	$862	$692
Cash costs per gold ounce, net of by-product revenues(1)(2)	$804	$499	$890	$697
(1)	See the Non-GAAP Measures section on page 18.
(2)	For 2014, cash costs per gold ounce are calculated based on ounces sold. For 2013, cash cost per gold ounces are calculated based on ounces produced.

During Q3 2014, Young Davidson recognized revenues of $52.8 million and a loss from operations of $3.5 million compared to revenues of $29.6 million and earnings from operations of $10.1 million in Q3 2013. Revenues increased in Q3 2014 as a result of increased gold ounces sold, partially offset by lower realized gold prices. In Q3 2013, revenue associated with underground pre-production ounces was credited against capitalized costs. Year-to-date, Young-Davidson recognized revenues of $153.9 million and a loss from operations of $31.6 million.

Q3 2014 production costs were $33.1 million compared to $11.5 million in the third quarter of 2013. Production costs increased due to the addition of underground costs subsequent to the declaration of commercial production on October 31, 2013. Prior to that date, production costs related to underground ounces produced were capitalized. During the third quarter, the Company recognized a non-cash NRV adjustment of $5.5 million on low grade long-term stockpile inventory due to a decline in the price of gold. Of this amount, $3.3 million was recognized in production costs and $2.2 million was recognized in amortization and depletion. During Q2 2013, the company recognized an NRV adjustment of $5.2M million on low grade long-term stockpile inventory due to a significant decline in the price of gold between March 31, 2013 and June 30, 2013. During Q3 2013, as a result of an increase in the gold price, the Company recognized an NRV reversal adjustment of $4.7M. Of this amount, $3.3M was recognized as a credit to production costs and $1.4M was recognized as a credit to amortization and depletion.

In addition, Q3 2014 cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $723, representing a 9% increase from the same period in 2013. The increased cost per ounce was due primarily to lower grade of stockpile ore processed during the quarter. The increase in production costs was partially offset by the favourable weakening in the Canadian dollar in the current quarter.

Production costs for the nine months ended September 30, 2014 of $107.6 million were also impacted by the addition of underground costs subsequent to the declaration of underground commercial production in Q4 2013. Year-to-date, cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $862, representing a 25% increase from the same period in 2013. The increased cost per ounce was due primarily to a higher open pit operating strip ratio, higher open pit mining cost per tonne and lower grade of open pit ore processed.

The loss from operations in the three and nine months ended September 30, 2014 resulted from higher production costs and amortization and depletion expense as compared to the same periods in 2013. Amortization and depletion expense has increased due to the addition of depletion expense from the underground mine, and the depletion of stripping costs capitalized in prior periods as the open pit approached the end of its mine life. Amortization and depletion expense per ounce has begun to decline in the third quarter, subsequent to the cessation of mining in the open pit.

7

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q3 2014, capital expenditures at Young-Davidson of $37.4 million exceeded operating cash flow of $15.2 million, resulting in negative net free cash flow of $22.2 million. Capital expenditures in Q3 2014 included $15.2 million in site infrastructure, $20.5 million in underground development, and $1.7 in capitalized borrowing costs. During the first nine months of 2014, capital expenditures at Young-Davidson of $114.3 million exceeded operating cash flow of $31.0 million resulting in negative net free cash flow of $83.2 million. Capital expenditures in the first nine months of 2014 included $46.9 million in site infrastructure, $65.3 million in underground development, and $2.1 million in capitalized borrowing costs.

During the third quarter of 2014, the Company paid down $6.9 million of construction related accounts payable balances, and continued the transition from contractor to in-house development. Capital expenditures at Young-Davidson are expected to decline in the fourth quarter of 2014.

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Open Pit Operations
Total tonnes mined	8,707,195	8,034,921	25,829,952	26,606,116
Tonnes of ore mined	2,085,337	2,266,092	6,917,457	6,897,590
Capitalized stripping tonnes	3,748,477	4,134,032	9,830,243	12,948,338
Average grade of gold(1)	0.61	0.51	0.48	0.57
Tonnes stockpiled ahead of the heap leach pad	30,326	170,120	30,326	170,120
Average grade of gold(1)	0.51	0.60	0.51	0.60
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,699,801	1,708,524	5,255,364	5,101,983
Average grade of gold processed(1)	0.71	0.62	0.58	0.70
Low grade ore placed on the heap leach pad	407,485	569,285	1,826,453	1,776,668
Average grade of gold processed(1)	0.19	0.19	0.20	0.19
Total tonnes of ore processed	2,107,286	2,277,809	7,081,817	6,878,651
Average grade of gold processed(1)	0.61	0.51	0.48	0.57
Gold ounces produced	16,499	18,804	51,641	55,444
Gold ounces sold	15,898	18,058	49,869	57,011
(1)	Grams per tonne.

During Q3 2014, the Company mined 8,707,195 tonnes at the El Chanate open pit, including 2,085,337 ore tonnes, at an average grade of 0.61 gold grams per tonne. During the first nine months of 2014, the Company mined 25,829,952 tonnes, including 6,917,457 ore tonnes, at an average grade of 0.48 gold grams per tonne. While ore tonnes mined remained relatively consistent year-over-year, the decrease in average grades during 2014 compared to the prior year was due to mine sequencing.

Capitalized stripping activities totaled 3,748,477 and 9,830,243 tonnes during the third quarter and year-to-date 2014, compared to 4,134,032 and 12,948,338 tonnes during the same periods in 2013. The decrease during 2014 was due to the completion of the southeast push-back of the pit in 2013. Stripping activities at El Chanate represented a capital investment of $6.3 million during the third quarter of 2014, compared to $8.3 million in Q3 2013.

The Company crushed and placed 1,699,801 tonnes of ore from the open pit on the heap leach pad in Q3 2014, at an average rate of 18,476 TPD, consistent with the average rate during Q3 2013 of 18,571 TPD. During Q3 2014, the Company also placed 407,485 tonnes of low grade run-of-mine material on the heap leach pad. Total tonnes processed in Q3 2014 of 2,107,286 tonnes, or 22,905 TPD, were lower than total tonnes processed in Q3 2013 of 2,277,809, primarily due to the decrease in low grade run-of-mine ore. During the first nine months of 2014, the Company crushed and placed 5,255,364 tonnes of ore at an average rate of 19,250 TPD, consistent with the 18,689 TPD stacking rate in the first nine months of 2013.

The grade of ore crushed and placed averaged 0.71 gold grams per tonne during Q3 2014 compared to an average grade of 0.62 gold grams per tonne in Q3 2013. Year-to-date grades crushed and placed in 2014 averaged 0.58 gold grams per tonne compared to an average grade of 0.70 gold grams per tonne in 2013. The variances in grades in the current year periods versus prior year periods were largely due to the effects of mine sequencing. During Q3 2014, the grade of all material processed, including run-of-mine material, averaged 0.61 grams per tonne placed compared to 0.51 grams per tonne placed in Q3 2013.

8

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter and year-to-date, El Chanate produced 16,499 and 51,641 gold ounces, respectively, compared to production of 18,804 and 55,444 gold ounces in the same periods of the prior year. The decrease period-over-period is primarily a result of the lower grade of crushed ore placed in 2014 as compared to the prior year.

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Revenue from mining operations	$20,701	$24,720	$66,122	$83,830
Production costs	$12,351	$9,578	$34,405	$42,332
Refining costs	$79	$99	$293	$280
Amortization and depletion	$4,746	$3,939	$13,394	$12,385
Earnings / (loss) from operations(1)	$3,295	$10,822	$17,280	$(52,289)
Cash flow from operations	$1,886	$15,784	$12,561	$28,631
Capital expenditures	$(7,005)	$(11,745)	$(20,922)	$(33,806)
Net free cash flow(2)	$(5,119)	$4,039	$(8,361)	$(5,175)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(2)	$663	$588	$621	$586
Cash costs per gold ounce, net of by-product revenues(2)	$731	$496	$643	$634
(1)	Earnings from operations includes general and administrative expenses and impairment charges.
(2)	See the Non-GAAP Measures section on page 18.

The Company recognized revenues at El Chanate of $20.7 million and earnings from operations of $3.3 million during Q3 2014, compared to revenue of $24.7 million and earnings from operations of $10.8 million in Q3 2013. Year-to-date, the Company recognized revenues at El Chanate of $66.1 million and earnings from operations of $17.3 million, compared to revenue of $83.8 million and losses from operations of $52.3 million in the first nine months of 2013. This quarter-over-quarter and year-to-date decrease in revenue from operations was due to a decline in ounces sold in 2014 and a lower average realized gold price. During Q2 2013, the Company recognized a goodwill impairment charge of $80.0 million at El Chanate due to a downward revision of the Company’s gold price assumptions, which had a negative impact on earnings from operations in 2013.

Production costs during the three and nine months ended September 30, 2014 were $12.4 million and $34.4 million, respectively, compared to $9.6 million and $42.3 million in the same periods of 2013. During Q3 2014, as a result of declining gold prices, the Company recognized a non-cash NRV adjustment of $1.6 million on ore in process heap leach inventory, of which $1.2 million was recognized in production costs and $0.4 million was recognized in amortization and depletion. In the second quarter of 2013, the Company recognized a non-cash NRV adjustment of $7.1 million on ore in process heap leach inventory. During Q3 2013, $2.6M of this NRV adjustment was reversed as a result of an increased gold price during the quarter. Of this reversal, $2.4M was recognized as a credit to production costs and $0.2M was recognized as a credit to amortization and depletion.

Cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $663 in the third quarter of 2014, an increase of 13% over cash costs per gold ounce of $588 in the third quarter of 2013, which excluded the impact of the NRV reversal adjustment noted above. The quarter-over-quarter increase was due to an increase in the average cost of ore inventories, which resulted from lower grades stacked in the first half of the year and an increase in the operating strip ratio. Year-to-date cash costs per gold ounces were $621, an increase of 6% over cash costs per gold ounce of $586 in the same period of prior year, which also exclude the impact of the NRV adjustment and reversal in 2013.

During Q3 2014, capital expenditures of $7.0 million at El Chanate exceeded operating cash flows of $1.9 million, resulting in negative net free cash flow of $5.1 million. The $13.9 million decline in operating cash flow at El Chanate is due to an increase in ore inventories during Q3 2014 and the collection of a significant tax receivable in Q3 2013 which increased operating cash flow in that period. Capital expenditures in Q3 2014 included $6.3 million in capitalized stripping activities, $0.3 million in other sustaining capital and optimization initiatives, and $0.4 million in exploration expenditures. During the first nine months of 2014, capital expenditures at El Chanate of $20.9 million exceeded operating cash flows of $12.6 million, resulting in negative free cash flow of $8.4 million. Year-to-date capital expenditures at El Chanate included $15.9 million in capitalized stripping activities, $2.3 million in other sustaining capital and optimization initiatives, and $2.7 million in exploration expenditures.

9

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

EL CHANATE

During Q3 2014, the Company completed 21 holes consisting of 2,512 metres of reverse circulation drilling within the open pit, and 5 core holes consisting of 1,403 metres of drilling northwest and southeast of the open pit along the trend of the El Chanate deposit.

During Q3 2014, geological field work continued on the El Chanate extension. This work was conducted in connection with the Company’s option to earn a 70% interest in claims along the Chanate Fault to the northwest of the mine.

KEMESS

During Q3 2014, the Company continued an exploration program at Kemess East (located approximately one kilometre from the Kemess Underground Project). In Q3 2014, the Company completed nine holes, with drilling of two holes ongoing at the end of the quarter. Total drilling meterage for the quarter was 13,203 metres.

LAS LAJAS PROJECT

During Q3 2014, the Company continued geological mapping and trenching.

SANTA FE, PROJECT, SINALOA, MEXICO

During Q3 2014, the Company drilled 20 diamond drill holes consisting of 6,681 metres. The target on this property is low sulfidation epithermal gold and silver mineralization typical of this deposit type in the Sierra Madre region of Mexico.

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Gold ounces produced(1)	57,037	38,456	167,449	115,083
Gold ounces sold(1)	56,970	40,185	169,317	121,058
Pre-production gold ounces produced(1)	-	10,447	-	27,993
Pre-production gold ounces sold(1)	-	10,355	-	28,423
Average realized gold price per ounce	$1,280	$1,332	$1,286	$1,440
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)	$706	$628	$791	$640
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)	$784	$497	$817	$666
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(2)(3)	$1,101	$1,210	$1,224	$1,164
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(2)(3)	$1,179	$1,087	$1,250	$1,189
Revenue from mining operations	$73,505	$54,304	$219,988	$176,849
Production costs(4)	$45,463	$21,079	$142,047	$88,009
Earnings / (loss) before interest, taxes, depreciation, and amortization(2)	$34,778	$24,719	$56,165	$(20,883)
(Loss) / earnings from operations	$(7,337)	$12,230	$(39,694)	$(73,929)
Net (loss) / earnings	$(15,722)	$14,859	$(61,389)	$(70,358)
Net (loss) / earnings per share, basic	$(0.06)	$0.06	$(0.25)	$(0.28)
Net (loss) / earnings per share, diluted	$(0.06)	$0.04	$(0.25)	$(0.28)
Operating cash flow	$2,788	$24,338	$31,928	$51,312
Net free cash flow(2)	$(47,889)	$(55,734)	$(115,477)	$(134,538)
Total cash	$100,213	$140,101	$100,213	$140,101
Cash dividends per share, declared	$0.004	$0.04	$0.024	$0.12
(1)

The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces were credited against capitalized project costs.

(2)	See the Non-GAAP Measures section on page 18.
(3)

For the three and nine months ended September 30, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For the three and nine months ended September 30, 2013, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and gold ounces produced at the Young-Davidson mine.

(4)	Production costs do not include amortization and depletion or refining costs.

10

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

During the third quarter of 2014, the Company sold 56,970 gold ounces at the El Chanate and Young-Davidson mines, a 42% increase over 40,185 gold ounces sold in Q3 2013. Revenues increased from $54.3 million in Q3 2013 to $73.5 million in the third quarter of 2014. This $19.2 million increase in revenue was largely due to the increase in gold ounces sold during the third quarter of 2014, partially offset by lower realized gold prices. The Company also sold 10,355 underground pre-production ounces at Young-Davidson during the third quarter of 2013. The related revenues from pre-production ounces were credited against capitalized costs.

The Company recognized a loss from operations of $7.3 million in the third quarter of 2014, compared to earnings from operations of $12.2 million in the same period of 2013. The decrease in earnings from operations quarter-over-quarter is primarily as a result of increased production costs as discussed below, increased amortization and depletion costs and lower realized gold prices in the current quarter. Amortization and depletion expense was higher in Q3 2014 as compared to Q3 2013 due to the addition of depletion expense from the Young-Davidson underground mine and the depletion of stripping costs capitalized in prior periods as the Young-Davidson open pit neared the end of its life. In Q3 2014, the Company also recognized NRV adjustments on ore in process heap leach inventory at El Chanate and low grade long-term stockpile inventory at Young-Davidson of $1.6 million and $5.5 million, respectively. Comparatively, in Q3 2013 the Company reversed a portion of NRV adjustments recorded in Q2 2013. These adjustments totaled $4.7 million at Young-Davidson and $2.6 million at El Chanate and reduced production costs and amortization and depletion.

Q3 2014 cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $706, a 12% increase from Q3 2013. This quarter-over-quarter increase was primarily due to lower grade of stockpile ore processed during the quarter at Young-Davidson.

The Company reported a net loss of $15.7 million in the third quarter of 2014, compared to net earnings of $14.9 million in Q3 2013. Net earnings decreased in the current quarter as a result of the decrease in earnings from operations discussed previously, a $15.2 million increase in income tax expense as discussed on page 14, and a $6.4 million increase in financing costs due to interest incurred on the senior secured notes issued in March 2014. These increased expenses were offset primarily by a $13.3 million increase in foreign exchange gains quarter-over-quarter, primarily due to a weaker Canadian dollar.

In the third quarter of 2014, all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, decreased 9% to $1,101 compared to all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, of $1,210 in Q3 2013. This decrease was due to lower general and administrative expenditures and increased gold ounces sold, partially offset by higher Young-Davidson open pit cash costs noted above.

The Company reported operating cash flow of $2.8 million during the third quarter, a decrease of $21.5 million over the operating cash flow of $24.3 million in Q3 2013. This decrease in operating cash flow is primarily a result of paying down accounts payable at Young-Davidson during Q3 2014 resulting in a lower operating cash flow contribution as compared to Q3 2013, interest payments made on the Company’s senior secured notes, higher cash costs per gold ounce as noted above, and lower operating cash flow at El Chanate. The decline in operating cash flow at El Chanate is due to an increase in ore inventories during Q3 2014, and the collection of a significant tax receivable in Q3 2013 which increased operating cash flow in that period. After deducting capital expenditures of $50.7 million, the Company’s Q3 2014 net free cash flow from operations was negative $47.9 million.

11

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF NINE MONTH FINANCIAL RESULTS

During the first nine months of 2014, the Company sold 169,317 gold ounces at Young-Davidson and El Chanate, compared to sales of 121,058 gold ounces in 2013. Revenue during the first nine months of 2014 increased to $220.0 million, as compared to $176.8 million in the same period in 2013. This $43.2 million increase in revenue was due to an increase in ounces sold at the Young-Davidson mine, and was partially offset by lower realized gold prices in 2014. The Company also sold 28,423 preproduction ounces at Young-Davidson during the first nine months of 2013. The related revenues were credited against capitalized costs.

The Company recognized a loss from operations of $39.7 million in the first nine months of 2014, compared to a loss from operations of $73.9 million in the first nine months of 2013. During the nine months ended September 30, 2013, the Company recorded an $80.0 million goodwill impairment charge associated with the El Chanate mine and an $18.7 million impairment charge on the retained interest royalty in the future life-of-mine cash flows of the Fosterville and Stawell mines (collectively the “Australian Operations”), which were disposed of in 2012. In addition, the Company recognized NRV adjustments of $4.9 million during the nine months ended September 30, 2013 compared to total NRV adjustments of $7.1 million recognized during the nine months ended September 30, 2014.

Before these impairment charges and net realizable value adjustments, losses from operations were $32.0 million year-to-date in 2014, compared to earnings from operations of $29.6 million in the same period of 2013. The year-to-date reduction in earnings from operations resulted from increased cash costs, as discussed below, increased amortization and depletion expense, and a decline in gold prices during the first nine months of 2014. Amortization and depletion expense increased due to the addition of depletion expense from the Young-Davidson underground mine and the depletion of stripping costs capitalized in prior periods as the Young-Davidson open pit approached the end of its mine life.

During the first nine months of 2014, consolidated cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $791, representing a 24% increase over cash costs per gold ounce of $640 in the first nine months of 2013. This year-over-year increase was primarily due to higher cash costs at Young-Davidson resulting from lower grade stockpile ore processed.

The Company reported a net loss from operations of $61.4 million in the first nine months of 2014, compared to a net loss from operations of $70.4 million in the same period in 2013. The improvement in net earnings was due to a reduction in losses from operations mentioned above, an $8.8 million decrease in income tax expense, and a $3.2 million increase in foreign exchange gains. This was offset by a $24.1 million increase in other losses and a $13.2 million increase in finance costs due to interest on the senior secured notes issued in March 2014. Other losses increased primarily due to a $15.6 million loss on the modification of the Company’s convertible senior notes, which resulted from the cash tender offer announced during Q1 2014, and commencement of amortization on the retained interest royalty in Q2 2014 of $10.3 million.

During the first nine months of 2014, all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, were $1,224, representing a 5% increase over all-in sustaining costs per gold ounce of $1,164 in the first nine months of 2013. The increase was due to higher Young-Davidson open pit cash costs noted above, partially offset by an increase in gold ounces sold in the first nine months of 2014. Pre-production gold ounces sold were previously excluded from this calculation prior to declaration of commercial production in the Young-Davidson underground mine.

The Company reported operating cash flow from operations of $31.9 million during the first nine months of 2014, a decrease of $19.4 million from operating cash flow of $51.3 million in the same period in prior year. This decrease in operating cash flow arose primarily as a result of paying down accounts payable at Young-Davidson during the nine months ended September 30, 2014, higher cash costs per gold ounce as noted above, and a reduction in operating cash flow contribution from El Chanate. After deducting capital expenditures of $147.4 million, primarily related to Young-Davidson, the Company’s net free cash flow from operations for the first nine months of 2014 was an outflow of $115.5 million.

12

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Reclamation, care and maintenance costs	$683	$2,048	$3,888	$4,290
General and administrative	$5,664	$6,646	$20,583	$20,768
Exploration and business development	$298	$207	$757	$756
Impairment charges	$616	$-	$616	$98,688
Finance costs	$6,817	$440	$14,735	$1,576
Foreign exchange (gain) / loss	$(10,520)	$2,746	$(9,060)	$(5,820)
Other (income) / loss	$(620)	$(3,260)	$14,740	$(9,384)
Equity in (earnings) / loss of jointly-controlled entity	$-	$(18)	$92	$38

Reclamation, care and maintenance costs in 2014 and 2013 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage. In addition, facilities at the Kemess site are being kept on care and maintenance pending the outcome of the Kemess Underground Project.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs for the quarter and year-to-date periods in 2014 were $1.9 million and $5.7 million, respectively, compared to $2.0 million and $5.7 million, respectively in 2013. Overall, general and administrative costs for Q3 2014 decreased by $1.0 million over Q3 2013 primarily due to a reduction in travel and other expenditures that resulted from the corporate restructuring in Q1 2014. General and administrative costs for the first nine months of 2014 decreased by $0.2 million over the same period in 2013, but included non-recurring costs in Q1 2014 related to the corporate restructuring.

Quarter and year-to-date 2014 exploration and business development costs were largely consistent with the same periods in 2013.

The Company recognized a $0.6 million impairment charge on exploration properties in Q3 2014. During the nine months ended September 30, 2013, the Company recognized an $80.0 million impairment charge on the El Chanate mine and an $18.7 million impairment charge on the retained interest royalty in the Australian Operations, primarily due to changes in the Company’s gold price assumptions.

Quarter-to-date and year-to-date 2014 finance costs increased by $6.4 million and $13.2 million, respectively, from the same periods in 2013 primarily as a result of additional interest incurred by the Company on the senior secured notes issued in March 2014, as well as lower capitalized interest as compared to prior year due to fewer ongoing capital projects in 2014.

Quarter-to-date and year-to-date 2014, foreign exchange gains increased by $13.3 million and $3.2 million, respectively, compared to the same periods in 2013. The Canadian dollar and Mexican peso weakened during Q3 2014, resulting in foreign exchange gains. In Q3 2013, foreign exchange losses arose due to the strengthening of these currencies, resulting in the significant quarter-over-quarter variance. The weakening of these currencies result in foreign exchange gains, while the strengthening of these currencies result in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

Other income in Q3 2014 is primarily due to $3.2 million in net proceeds received on the transfer of a litigation claim, partially offset by amortization of $3.0 million on the retained interest royalty. In the first nine months of 2014, other income decreased to a loss of $14.7 million from income of $9.4 million in the same period of 2013. This is due to a $15.6 million loss recognized in Q1 2014 on the modification of convertible senior notes, amortization of $10.3 million on the retained interest royalty, and a $2.5 million reclassification of accumulated losses on available-for-sale investments from other comprehensive income to earnings. These amounts are partially offset by $6.5 million in unrealized and realized gains on investments and royalty income of $2.5 million from Crocodile Gold Corporation recognized in the first nine months of 2014.

During 2014, the Company recognized its share of the loss relating to the Orion exploration project, which is accounted for as a jointly-controlled entity using the equity method. This arrangement was agreed upon in December of 2012.

13

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q3 2014, the Company recognized a current tax expense of $0.1 million and a deferred tax expense of $12.6 million, compared to a current tax recovery of $1.9 million and a deferred tax recovery of $0.6 million in Q3 2013. The increase in current tax expense primarily resulted from a larger recovery recognized in Q3 2013 due to a decline in gold prices during the period that lowered taxable income at the El Chanate mine and resulted in a recovery of previously accrued tax payable. The deferred tax expense recognized during Q3 2014 resulted primarily from the weakening of the Canadian dollar relative to the US dollar, which caused an increase in taxable temporary differences associated with the Company’s Canadian property, plant and equipment and mining interests. This was partially offset by a deferred tax recovery relating to the ongoing amortization of property, plant, and equipment and mining interests acquired in 2011.

On a year-to-date basis, the Company recognized a current tax expense of $0.4 million and a deferred tax expense of $0.8 million, compared to a current tax expense of $3.6 million and a deferred tax expense of $6.4 million in the first nine months of 2013. The decline in year-to-date current tax expense is due to lower taxable income at the El Chanate mine. The decrease in year-to-date deferred tax expense is primarily due to a decrease in temporary differences relating primarily to the Company’s Canadian property, plant and equipment and mining interests, partially offset by the impact of the weakening Canadian dollar in the year-to-date period.

FINANCIAL CONDITION

(in thousands)
	As at	As at
	September 30	December 31
	2014	2013

Current assets	$213,054	$291,939

Current assets decreased during the first nine months of 2014, primarily due to the reduction in accounts receivable of $14.4 million, a reduction of $23.4 million in income taxes receivable, and a net decrease in cash of $42.4 million primarily attributable to investing activities. These declines were partially offset by a $4.2 million increase in inventories.

Long-term assets	2,184,987	2,170,469

Long-term assets increased due to capital expenditures incurred in the first nine months of 2014 and an increase in long-term ore in process inventory. These increases are partially offset by amortization of property, plant, and equipment and intangible assets, and the sale of investments.

Total assets	$2,398,041	$2,462,408

Current liabilities	$48,284	$114,159

Current liabilities have decreased due to a $42.3 million decline in accounts payable and accrued liabilities outstanding at period end, as well as the payment of dividends outstanding at December 31, 2013 and the settlement of the McKenna lawsuit in April 2014.

Long-term financial liabilities	308,982	244,607

Long-term financial liabilities increased primarily due to the completion of the senior secured notes offering, partially offset by the repayment of amounts outstanding under the Company's credit facility and convertible senior notes.

Other long-term liabilities	302,911	315,760	Other long-term liabilities decreased due to a decline in deferred income tax liabilities at September 30, 2014.

Total liabilities	$660,177	$674,526

Shareholders’ equity	$1,737,864	$1,787,882	Shareholders' equity decreased primarily as a result of the net loss recognized in the first nine months of 2014, and dividends declared in 2014.

14

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 16. Management believes that the working capital at September 30, 2014, together with future cash flows from operations and the available credit facility, is sufficient to support the Company’s planned and foreseeable commitments, and dividends, if declared.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Cash flow from operating activities	$2,788	$24,338	$31,928	$51,312
Cash flow used in investing activities	(47,500)	(84,275)	(112,604)	(194,027)
Cash flow from / (used in) financing activities	4,982	(10,522)	38,868	(320,781)
Effect of foreign exchange rates on cash	(631)	855	(631)	196
Decrease in cash and cash equivalents	(40,361)	(69,604)	(42,439)	(463,300)
Total cash and cash equivalents, beginning of period	140,574	209,705	142,652	603,401
Total cash and cash equivalents, end of period	$100,213	$140,101	$100,213	$140,101

In Q3 2014, operating activities contributed cash flows of $2.8 million, as compared to Q3 2013 when operating activities contributed cash of $24.3 million. Operating cash flow decreased in the current quarter primarily as a result of higher cash costs, interest payments made on the Company’s senior secured notes, the payment of accounts payable at Young-Davidson, and lower operating cash flow at El Chanate, as discussed previously. These amounts were partially offset by increased revenues due to higher production in Q3 2014 as compared to the same period in the prior year. Year-to-date, operating activities contributed cash flows of $31.9 million, as compared to the first nine months of 2013 when operating activities contributed cash of $51.3 million. This decrease in operating cash flow is due to the factors discussed previously, partially offset by an increase in operating cash flow as a result of the collection of $21.7 million in income taxes receivable in Q1 2014.

Investing activities in the third quarter of 2014 used cash of $47.5 million compared to $84.3 million used in Q3 2013. Cash flow used in investing activities in Q3 2014 was comprised of capital expenditures of $50.7 million, partially offset by $3.2 million in proceeds received on the transfer of a litigation claim. Capital expenditures declined by $29.4 million over the same period of the prior year primarily due to the completion of projects at Young-Davidson. Year-to-date, investing activities used cash of $112.6 million compared to $194.0 million used in the first nine months of 2013. Year-to-date, cash flow used in investing activities was comprised of capital expenditures of $147.4 million, which was partially offset by a $5.9 million decrease in restricted cash and $23.3 million in proceeds received from the sale of investments. Cash flow used in investing activities for the first nine months of 2013 included capital expenditures of $185.9 million and the purchase of investments of $6.5 million.

In Q3 2014, financing activities contributed cash of $5.0 million compared to Q3 2013 when financing activities used $10.5 million. Cash flow contributed by financing activities in Q3 2014 was comprised of $4.6 million in proceeds from the issuance of flow-through shares and $3.3 million in proceeds from equipment financing, which was partially offset by debt repayments of $1.6 million and a $0.9 million payment of dividends. Cash used in financing activities in Q3 2013 was primarily comprised of a $9.3 million payment of dividends. Year-to-date, financing activities contributed cash of $38.9 million compared to the first nine months of 2013 when financing activities used $320.8 million. Cash flow contributed by financing activities in the first nine months of 2014 included $304.1 million in proceeds from the senior secured notes offering, offset by $13.9 million in dividend payments and $252.5 million in repayments of long term debt and equipment financing leases, which included repayments of $75.0 million on the outstanding credit facility and $173.0 million on the convertible senior notes. Cash flow used in financing activities in the first nine months of 2013 was largely comprised of $301.1 million paid to complete a substantial issuer bid and the $19.2 million payment of dividends.

FLOW-THROUGH SHARES

On September 17, 2014, the Company completed a flow-through share issuance for gross proceeds of $4.6 million ($5.0 million Canadian dollars). As a result, the Company issued 833,334 common shares at a price of CAD $6.00 per share. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce these expenditures to subscribers by December 31, 2015. All proceeds will be used to fund exploration expenditures at the Company’s Kemess property.

15

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SENIOR SECURED NOTES

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date.

CREDIT FACILITY

The Company has access to a $150.0 million revolving credit facility, which carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No principal payments are due until the maturity date, which may be extended upon mutual agreement by all parties. During the first nine months of 2014, the Company repaid the $75.0 million drawn under this facility and, as a result, had no amounts drawn under this revolving facility at September 30, 2014. The Company was in compliance with all loan covenants at Q3 2014.

CONVERTIBLE DEBT

On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible senior notes. The consideration offered was $1,040 per $1,000 note plus accrued and unpaid interest to the payment date. On April 3, 2014, the Company paid $173.0 million to complete this offer, resulting in the redemption of $166.4 million convertible senior notes. The remaining $0.6 million of convertible senior notes remain outstanding.

At the end of Q3 2014, the Company had $0.6 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on September 2, 2014, the conversion rate is 94.3882 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.59 per common share.

INVESTMENTS

At September 30, 2014, the Company held investments with a fair market value of $0.2 million, which consisted primarily of common shares of publicly traded companies with properties adjacent to the Company’s operations in Canada and Mexico. Investments in common shares of publicly traded companies are classified as either held-for-trading or available-for-sale investments. Realized and unrealized losses on available-for-sale investments totaled $0.1 million during the three months ended September 30, 2014. Realized and unrealized gains on available-for-sale investments totaled $9.1 million for nine months ended September 30, 2014 (three and nine months ended September 30, 2013 - unrealized losses of $0.3 million and $1.0 million).

During the nine months ended September 30, 2014, the Company sold shares in various publicly listed entities for total proceeds of $23.3 million.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at September 30, 2014 is as follows:

(in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years
Trade payables and accrued liabilities	$34,580	$34,580	$-	$-	$-	$-
Debt	450,430	12,468	49,723	24,413	24,413	339,413
Equipment financing obligations	18,132	6,915	8,069	2,048	1,100	-
Future purchase commitments	5,360	5,360	-	-	-	-
Total	$508,502	$59,323	$57,792	$26,461	$25,513	$339,413

16

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at September 30, 2014:

	September 30, 2014	December 31, 2013
Authorized:
Unlimited number of common shares
Issued:
Common shares	249,356,634	247,569,811

The following table sets out the common shares, stock options, deferred share units, performance share units, and restricted share units outstanding as at the date of this MD&A:

November 6, 2014
Common shares	249,533,418
Stock options	10,862,307
Deferred share units	253,032
Performance share units	434,834
Restricted share units	467,356
261,550,947

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.59 per share that could result in the issuance of up to 60,974 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

During the nine months ended September 30, 2014, the Company issued $315.0 million of secured notes, redeemed $166.4 million of convertible notes and sold investments for total proceeds of $23.3 million. Refer to the Liquidity and Capital Resources section on page 15 for further information on these financial instruments.

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

At September 30, 2014, the Company had no foreign exchange derivatives outstanding.

During the nine months ended September 30, 2013, the Company recognized an unrealized gain of $0.7 million in net earnings relating to fair value adjustments on forward contracts. In addition, during the three and nine months ended September 30, 2013, the Company recognized realized gains of $0.3 million and $0.1 million, respectively, on forward contracts that settled during the period.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Operating Officer, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Chief Operating Officer receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time to time, contribute cash or other assets to the jointly-controlled entity. At September 30, 2014, the Company had a receivable from the jointly-controlled entity of $2.1 million (December 31, 2013 - $1.4 million).

17

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EVENTS AFTER THE REPORTING PERIOD

Declaration of dividend

On November 6, 2014, the Company’s Board of Directors approved a dividend of $0.00225 per share, payable to shareholders of record on November 17, 2014.

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s consolidated financial statements for by-product revenues, production costs associated with unsold ounces, production costs unrelated to current period ounces sold, production costs associated with acquisition-date fair value adjustments, and production costs associated with NRV adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

18

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of cash cost per ounce to the consolidated financial statements:

(in thousands, except ounces and cash cost per gold ounce)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Production costs	$45,463	$21,079	$142,047	$88,009
Refining costs	$120	$137	$415	$387
Inventory and other adjustments(1)	$(355)	$(1,690)	$(1,905)	$(8,081)
Total cash costs	$45,228	$19,526	$140,557	$80,315
Divided by gold equivalent ounces(2)	57,427	38,250	171,026	118,449
Total cash cost per gold equivalent ounce	$788	$510	$822	$678
Total cash costs (per above)	$45,228	$19,526	$140,557	$80,315
By-product revenues(3)	$(585)	$(776)	$(2,200)	$(2,607)
Total cash costs, net of by-product revenues	$44,643	$18,750	$138,357	$77,708
Divided by gold ounces(4)	56,970	37,710	169,317	116,650
Total cash cost per gold ounce, net of by-product revenues	$784	$497	$817	$666
Total cash costs, net of by-product revenues (per above)	$44,643	$18,750	$138,357	$77,708
NRV adjustments(5)	$(4,433)	$4,942	$(4,433)	$(3,062)
Total cash costs, net of by-product revenues and NRV adjustments	$40,210	$23,692	$133,924	$74,646
Divided by gold ounces	56,970	37,710	169,317	116,650
Total cash cost per gold ounce, net of by-product revenues and NRV adjustments	$706	$628	$$791	$$640
(1)

Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations, costs unrelated to current period ounces sold, as well as the movement in costs associated with unsold gold ounces at Young-Davidson. The total of these adjustments for the three and nine months ended September 30, 2014 and 2013 were as follows:

El Chanate	$(355)	$(14)	$(827)	$(4,145)
Young-Davidson	$-	$(1,676)	$(1,078)	$(3,936)
	$(355)	$(1,690)	$(1,905)	$(8,081)
(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three and nine months ended September 30, 2014 and 2013 were as follows:

El Chanate	$(448)	$(711)	$(1,818)	$(2,319)
Young-Davidson	$(137)	$(65)	$(382)	$(288)
	$(585)	$(776)	$(2,200)	$(2,607)
(4)

For the three and nine months ended September 30, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For the three and nine months ended September 30, 2013, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and gold ounces produced at the Young-Davidson mine.

(5)	The total NRV adjustments recognized during the three and nine months ended September 30, 2014 and 2013 were as follows:
El Chanate	$(1,093)	$1,658	$(1,093)	$(2,763)
Young-Davidson	$(3,339)	$3,284	$(3,339)	$(299)
	$(4,433)	$4,942	$(4,433)	$(3,062)

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

19

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of all-in sustaining cost per ounce to the consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)
	Quarter Ended	Quarter Ended	Nine months ended	Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Total cash costs, net of by-product revenues (see above)	$44,643	$18,750	$138,357	$77,708
General and administrative	$5,664	$6,646	$20,583	$20,768
Young-Davidson inventory adjustments	$-	$1,676	$-	$3,936
Sustaining capital expenditures(1)	$16,544	$16,395	$51,850	$40,900
Accretion and depletion of reclamation provisions	$304	$210	$906	$631
Total all-in sustaining costs, net of by-product revenues	$67,155	$43,677	$211,696	$143,943
Divided by gold ounces sold	56,970	40,185	169,317	121,058
All-in sustaining cost per gold ounce sold, net of by-product revenues	$1,179	$1,087	$1,250	$1,189
Total all-in sustaining costs, net of by-product revenues (per above)	$67,155	$43,677	$211,696	$143,943
NRV adjustments	$(4,433)	$4,942	$(4,433)	$(3,062)
Total all-in sustaining costs, net of by-product revenues and NRV adjustments	$62,722	$48,619	$207,263	$140,881
Divided by gold ounces sold	56,970	40,185	169,317	121,058
All-in sustaining cost per gold ounce sold, net of by-product revenues and NRV adjustments	$1,101	$1,210	$1,224	$1,164
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three and nine months ended September 30, 2014 and 2013 is calculated as follows:

Capital expenditures per cash flow statement	$50,677	$80,072	$147,405	$185,850
Less: Young-Davidson non-sustaining capital	$(27,833)	$(48,587)	$(82,382)	$(113,721)
Less: El Chanate non-sustaining capital	$(302)	$(10,504)	$(1,271)	$(25,681)
Less: Corporate and other non-sustaining capital	$(5,998)	$(4,586)	$(11,902)	$(5,548)
	$16,544	$16,395	$51,850	$40,900

Non-sustaining capital expenditures include Young-Davidson mine development that is considered to be growth, expenditures associated with sinking the MCM shaft, additional equipment and infrastructure as the Company continues to ramp up production at Young-Davidson, and exploration expenditures at El Chanate.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Net (loss) / earnings	$(15,722)	$14,859	$(61,389)	$(70,358)
Add back:
Finance costs	$6,817	$440	$14,735	$1,576
Amortization and depletion	$27,998	$11,957	$91,376	$37,880
Amortization included in other income / (loss)	$2,977	$-	$10,255	$-
Deferred income tax expense / (recovery)	$12,594	$(606)	$801	$6,430
Current income tax expense / (recovery)	$114	$(1,931)	$387	$3,589
EBITDA	$34,778	$24,719	$56,165	$(20,883)

20

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Operating cash flow	$2,788	$24,338	$31,928	$51,312
Less: Capital expenditures	$(50,677)	$(80,072)	$(147,405)	$(185,850)
Net free cash flow	$(47,889)	$(55,734)	$(115,477)	$(134,538)

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Other than as described below, there were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general or as described in the Company’s annual information form for the year ended December 31, 2013, during the first nine months of 2014.

EFFECT OF INDEBTEDNESS ON FINANCIAL CONDITION

The Company has a significant amount of secured indebtedness. The Company’s high level of indebtedness, including the secured notes issued on March 27, 2014, could have material and adverse consequences to the Company and the Company’s securityholders, including:

—	making it more difficult for the Company to satisfy its obligations to pay interest and to pay principal when due;

—

limiting the Company’s ability to obtain additional financing to repay existing indebtedness, fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non- strategic divestitures;

—

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for payment of cash dividends, working capital, capital expenditures, acquisitions and other general corporate purposes;

—	increasing the Company’s vulnerability to general adverse economic and industry conditions;

—	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

—	placing the Company at a disadvantage compared to other, less leveraged competitors; and

—	increasing the Company’s cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its indebtedness, including the secured notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The Company’s revolving credit facility and the indenture governing the secured notes will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Should the Company incur additional debt, this could increase the risks to its financial condition described above.

21

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EFFECT OF INDEBTEDNESS ON THE COMPANY’S CURRENT AND FUTURE OPERATIONS

The Company’s revolving credit facility and the indenture governing the secured notes contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in a cross-default under other debt instruments and the acceleration of all its debt. The restrictions include, without limitation, restrictions on its ability to:

—	incur additional indebtedness;

—	pay dividends or make other distributions or repurchase or redeem its capital stock;

—	prepay, redeem or repurchase certain debt;

—	make loans and investments;

—	sell, transfer or otherwise dispose of assets;

—	incur or permit to exist certain liens;

—	enter into transactions with affiliates;

—	enter into agreements restricting its subsidiaries’ ability to pay dividends; and

—	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

RATING OF THE COMPANY’S DEBT SECURITIES

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for it to obtain additional debt financing.

For details of additional risk factors affecting the Company, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2013, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2014 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2013. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2013, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for the three and nine months ended September 30, 2014 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2013, with the exception of the following accounting policies adopted on January 1, 2014: IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

Amendments to IAS 36, Impairment of assets, were issued by the IASB in May 2013. These amendments address the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce a requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

22

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following accounting policy was adopted during the three months ended September 30, 2014:

Flow-through share financing

The Company may issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.

STANDARDS ISSUED BUT NOT YET ADOPTED

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 19, Employee Benefits	January 1, 2015
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In November 2013, the IASB issued amendments to IAS 19, Employee Benefits, which clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. These amendments are effective for annual periods beginning on or after July 1, 2014. This amendment is not anticipated to impact the Company’s consolidated financial statements as there are no defined benefit obligations.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as it does not use revenue-based depreciation or revenue-based amortization.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018.

23

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

CONTROLS AND PROCEDURES

At the end of the third quarter of 2014, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting are effectively designed as of September 30, 2014, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2014, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

24

2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Gold ounces produced(1)	57,037	56,198	54,214	46,017	38,456	38,186	38,441	43,603
Silver ounces produced(1)	-	-	-	-	-	-	-	301,951
Gold ounces sold(1)	56,970	58,277	54,070	39,855	40,185	41,540	39,333	45,385
Silver ounces sold(1)	-	-	-	-	-	-	-	313,575
Average realized gold price	$1,280	$1,283	$1,297	$1,257	$1,332	$1,369	$1,627	$1,721
Average realized silver price	$-	$-	$-	$-	$-	$-	$-	$32.79
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(5)	$706	$801	$870	$771	$628	$655	$635	$624
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(5)	$784	$801	$870	$1,284	$497	$848	$635	$753
All-in sustaining costs per gold ounce, sold net of by-product revenues and NRV adjustments(1)(3)	$1,101	$1,191	$1,390	$1,232	$1,210	$1,189	$1,090	$1,482
All-in sustaining costs per gold ounce, sold net of by-product revenues(1)(3)	$1,179	$1,191	$1,390	$1,807	$1,087	$1,382	$1,090	$1,482
Revenue from mining operations(1)	$73,505	$75,530	$70,953	$50,782	$54,304	$57,660	$64,885	$63,119
Production costs(1)(2)(4)	$45,463	$48,691	$47,893	$59,972	$21,079	$39,055	$27,875	$26,271
(Loss) / earnings from operations(1)(2)	$(7,337)	$(16,293)	$(16,064)	$(104,518)	$12,230	$(103,674)	$17,515	$(113,929)
Net (loss) / earnings from continuing operations(1)(2)	$(15,722)	$(16,776)	$(28,891)	$(106,412)	$14,859	$(103,491)	$18,274	$(135,142)
Net earnings from discontinued operations(1)	$-	$-	$-	$-	$-	$-	$-	$108,977
Total net (loss) / earnings(2)	$(15,722)	$(16,776)	$(28,891)	$(106,412)	$14,859	$(103,491)	$18,274	$(26,165)
Net (loss) / earnings per share from continuing operations, basic(1)(2)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.06	$(0.42)	$0.07	$(0.48)
Net earnings per share from discontinued operations, basic(1)	$-	$-	$-	$-	$-	$-	$-	$0.39
Total (loss) / earnings per share, basic(2)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.06	$(0.42)	$0.07	$(0.09)
Net (loss) / earnings per share from continuing operations, diluted(1)(2)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.04	$(0.42)	$0.04	$(0.48)
Net earnings per share from discontinued operations, diluted(1)	$-	$-	$-	$-	$-	$-	$-	$0.39
Total (loss) / earnings per share, diluted(2)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.04	$(0.42)	$0.04	$(0.09)
Operating cash flow from continuing operations(1)(2)	$2,788	$4,649	$24,491	$11,954	$24,338	$13,875	$13,099	$(7,813)
Operating cash flow from discontinued operations(1)	$-	$-	$-	$-	$-	$-	$-	$(528)
Total operating cash flow(2)	$2,788	$4,649	$24,491	$11,954	$24,338	$13,875	$13,099	$(8,341)
Net free cash flow from continuing operations(1)(3)	$(47,889)	$(36,467)	$(31,121)	$(51,618)	$(55,734)	$(46,399)	$(32,405)	$(66,340)
Net free cash flow from discontinued operations(1)(3)	$-	$-	$-	$-	$-	$-	$-	$(23,784)
Total net free cash flow(3)	$(47,889)	$(36,467)	$(31,121)	$(51,618)	$(55,734)	$(46,399)	$(32,405)	$(90,124)
(1)

In 2012, operational data, including ounces produced and sold, and cash costs, include the results of both continuing and discontinuing operations. Certain financial information, including revenues, production costs, and (loss) / earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Consolidated Statements of Operations for the year ended December 31, 2012. Properties that were sold during 2012 have been presented as discontinued operations. These properties include: the Ocampo mine and Venus and Los Jarros exploration properties, El Cubo mine and Guadalupe y Calvo exploration property, and Fosterville and Stawell mines and their related subsidiaries.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(3)	See the Non-GAAP Measures section on page 18.
(4)	Production costs do not include amortization and depletion or refining costs.
(5)

Gold ounces includes ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines. For the Young-Davidson mine, gold ounces includes ounces sold in 2014, and ounces produced for all other periods shown.

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2014 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2014). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in underground activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in free cash flows and margins, expected level of capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mill production rates and use of stockpile inventory, expected mill recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under “Risk Factors” in the Company’s most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the accuracy of stockpile and ore in process estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. For additional detail regarding risk factors affecting the Company, refer to the Company’s Annual Information Form for the year ended December 31, 2013.

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